Syneron Honors Company Founder and IPL Inventor Shimon Eckhouse at Gala Dinner at the 2012 EADV Congress

YOKNEAM, Israel, Oct. 3, 2012 /PRNewswire/ -- Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, honored Dr. Shimon Eckhouse, its founder and the inventor of IPL (Intense Pulsed Light), at a gala dinner held during the EADV (European Academy of Dermatology and Venerology) congress in Prague. The event, which was attended by over 100 key opinion leaders and industry professionals, celebrated the 20th anniversary of the invention of IPL, a technology that revolutionized and paved the way for the expansion of the aesthetic device market in a multi-billion dollar category. IPL, which is derived from selective photothermolysis, utilizes a wide range of light wavelengths to treat a variety of skin conditions and aesthetic procedures, including spider veins, birthmarks, port-wine stains, acne scars, fine lines and wrinkles, and permanent hair reduction.

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Medical professionals, industry experts and long-time friends attended the event to honor Dr. Eckhouse and his invention. Dr. Moshe Lapidoth, M.D., M.P.H, Dermatologist, Head of the Laser Unit, Dermatology Dep., Rabin Medical Center, Israel and President of the European Society of Laser in Dermatology (ESLD) shared the story of how IPL started: Dr. Eckhouse developed the IPL technology out of a small room filled with machine parts in tools, creating a technology that in a few years would revolutionize the non-invasive aesthetic industry.

Dr. Christine Dierickx, Medical Director of the Laser and Skin Clinic in Boom, Belgium, described her initial doubts on the IPL technology when it was first introduced in the United States 20 years ago, and how her view has changed given the numerous applications that the non-invasive IPL technology offers to meet the needs of both doctors and their patients. Michael Moretti, CEO of Medical Insight, Inc., editor and publisher of THE Aesthetic Guide® and long-time friend, praised Dr. Eckhouse for his courage and ability to overcome the hurdles he faced during his career to become the successful inventor and entrepreneur in the field of medical devices and medical technology that he is today.

Louis Scafuri, Chief Executive Officer of Syneron, provided guests with insights on Dr. Eckhouse, describing him as a man who always looks towards the positive aspects in life and never gives up. He spoke of his devotion to family and summed up his comments saying that Dr. Eckhouse's positive outlook and attitude represents a great resource and inspiration for managing Syneron's high growth trajectory in the highly competitive aesthetic device industry.

About Dr. Shimon Eckhouse

Dr. Eckhouse is a co-founder of Syneron Medical and a co-developer of the Company's proprietary elos technology. Dr. Eckhouse was also the inventor and developer of IPL technology, another fundamental cornerstone of non-invasive aesthetic medical devices. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the Board of Directors of the Technion Israeli Institute of Technology.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

CONTACT: David Schlachet, Chief Financial Officer, david.schlachet@syneron.com; or Zack Kubow, The Ruth Group, +1-646-536-7020, zkubow@theruthgroup.com